UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022
Commission File Number 1-12260

COCA-COLA FEMSA, S.A.B. de C.V.

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Calle Mario Pani No. 100,
Santa Fe Cuajimalpa,
Cuajimalpa de Morelos,
05348, Ciudad de México,

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes    No  X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes    No  X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82-__.

Coca-Cola FEMSA recognized once again as part of the

Dow Jones Sustainability Index

•	Coca-Cola FEMSA was included in the Dow Jones Sustainability Emerging Markets Index for the tenth consecutive year and in the Dow Jones Sustainability MILA Pacific Alliance Index for the sixth year.

Mexico City, Mexico, December 19, 2022 — Coca-Cola FEMSA, S.A.B. de C.V. (“Coca-Cola FEMSA”) (NYSE: KOF; BMV: KOF UBL) announces that is has been included in the Dow Jones Sustainability MILA Pacific Alliance Index for the sixth year; and is the only Company in the beverage industry in Latin America included for the tenth consecutive year in the Dow Jones Sustainability Emerging Markets Index.

Based on the results of a Corporate Sustainability Assessment (CSA) that evaluates governance & economic, environmental, and social criteria, Coca-Cola FEMSA increased its rating within the Dow Jones Sustainability Index as compared to the previous year by improving its score as a result of a solid performance in the three pillars subject to the evaluation, confirming the Company’s leading sustainability-driven strategy.

On the environmental front, the Company has set an industry benchmark ratio of 1.47 liters of water used per liter of beverage produced and it continues to make substantial progress towards its goal of using 1.26 liters by 2026. In addition, more than 85% of the Company’s electricity requirements come from clean sources, and it has included more than 31% of recycled PET on average across its plastic bottle presentations.

Additionally, the Company reached an important milestone in the social front, by issuing the first Social Bonds in the consumer sector in the Americas, and the first social bonds of the Coca-Cola System, which net proceeds will be used to finance eligible social projects.

On top of its inclusion in the Dow Jones Sustainability Emerging Markets Index, Coca-Cola FEMSA has earned other accolades for its sustainability performance such as, being part of the FTSE4Good Emerging Index and the new indicator S&P/BMV Total México ESG Index, as well as its presence in the Bloomberg Gender Equality Index and its certification as one of the Best Companies to Work for the LGBTQ+ Community by the Human Rights Campaign.

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ABOUT COCA-COLA FEMSA

Stock listing information: Mexican Stock Exchange, Ticker: KOFUBL, NYSE (ADS), Ticker: KOF | Ratio of KOFUBL to KOF = 10:1

Coca-Cola FEMSA, S.A.B. de C.V. is the largest Coca-Cola franchise bottler in the world by sales volume. The Company produces and distributes trademark beverages of The Coca-Cola Company, offering a wide portfolio of 131 brands to a population of more than 266 million. With over 80 thousand employees, the Company markets and sells approximately 3.5 billion unit cases through 2 million points of sale a year. Operating 49 manufacturing plants and 260 distribution centers, Coca-Cola FEMSA is committed to generating economic, social, and environmental value for all of its stakeholders across the value chain. The Company is a member of the Dow Jones Sustainability Emerging Markets Index, Dow Jones Sustainability MILA Pacific Alliance Index, FTSE4Good Emerging Index, and the Mexican Stock Exchange’s IPC and Social Responsibility and Sustainability Indices, among others. Its operations encompass franchise territories in Mexico, Brazil, Guatemala, Colombia, and Argentina and, nationwide, in Costa Rica, Nicaragua, Panama, Uruguay, and in Venezuela through its investment in KOF Venezuela. For further information, please visit www.coca-colafemsa.com

For additional information, please contact the Investor Relations team:

•	Jorge Collazo | jorge.collazo@kof.com.mx
•	Lorena Martin | lorena.martinl@kof.com.mx
•	Marene Aranzabal | marene.aranzabal@kof.com.mx
•	Jose Enrique Solís | tmxjose.solis@kof.com.mx

COCA-COLA FEMSA

December, 19, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COCA-COLA FEMSA, S.A.B. DE C.V.
By: /s/ Constantino Spas Montesinos
Constantino Spas Montesinos Chief Financial Officer

Date: December 19, 2022